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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                AMENDMENT NO. 4
                                       TO
                                  SCHEDULE TO

                                 (RULE 14D-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                         ------------------------------

                              AXA FINANCIAL, INC.

                       (Name of Subject Company (Issuer))

                         ------------------------------

                                      AXA

                                AXA MERGER CORP.
                      (Names of Filing Persons (Offerors))

                         ------------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                         ------------------------------

                                   29444G107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         ------------------------------

                             ROBERT E. GARBER, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                              AXA FINANCIAL, INC.
                          1290 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10104
                           TELEPHONE: (212) 554-1234

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                         ------------------------------

                                   COPIES TO:

  CHRISTIANNE BUTTE, ESQ.       PETER S. WILSON, ESQ.        ROBERT E. SPATT, ESQ.
            AXA                Cravath, Swaine & Moore    Simpson Thacher & Bartlett
    21, Avenue Matignon           825 Eighth Avenue          425 Lexington Avenue
    75008 Paris, France       New York, New York 10019     New York, New York 10017
  (011 33 1) 40 75 57 00      Telephone: (212) 474-1000         (212) 455-2000

                         ------------------------------

                                JANUARY 3, 2001
                         ------------------------------

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    /X/  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

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    AXA, a SOCIETE ANONYME organized under the laws of the Republic of France,
AXA Merger Corp., a Delaware corporation and wholly owned subsidiary of AXA ("Merger Sub" and, together with AXA, the "Offerors"), and AXA Financial, Inc. (the "Company") hereby amend and supplement their Combined Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Combined Statement") initially filed on November 21, 2000. The Combined Statement relates to the joint exchange offer (the "Offer") by the Offerors to exchange all of the outstanding shares of Common Stock, par value $.01 per share (the "Company Common Stock" or the "Shares"), of the Company, other than Shares held by AXA or any of its subsidiaries or Shares held in treasury by the Company, for 0.295 of an American Depositary Share of AXA and $35.75 net to the seller in cash, without interest thereon, per Share, and to the subsequent merger of Merger Sub with and into the Company (the "Merger"). The terms and conditions of the Offer and the Merger are set forth in the Prospectus dated November 21, 2000 (as amended or supplemented, the "Prospectus"), a copy of which is filed as Exhibit (a)(4) to the Combined Statement. Certain terms and conditions of the Offer are also set forth in the Letter of Transmittal relating to the Offer (including the Instructions thereto which form a part thereof), a copy of which is filed as Exhibit (a)(1)(A) to the Combined Statement (as amended or supplemented, the "Letter of Transmittal").

    Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in the Prospectus.

ITEMS 1 (SUMMARY TERM SHEET), 4 (TERMS OF THE TRANSACTION), 8 (INTEREST IN
  SECURITIES OF THE SUBJECT COMPANY) AND 11 (ADDITIONAL INFORMATION)

    Items 1, 4, 8 and 11 are hereby amended and supplemented by adding the following:

    "The subsequent offering period for the Offer expired, as scheduled, at 12:00 midnight, New York City time, on Friday, December 29, 2000. A total of approximately 4,313,356 Shares were validly tendered and accepted for payment during the subsequent offering period. After giving effect to the acquisition of the Shares tendered in the Offer, including Shares tendered in the subsequent offering period, and prior to the Merger, AXA and its subsidiaries owned approximately 92.4% of the issued and outstanding shares of the Company Common Stock.

    Following the expiration of the subsequent offering period, Merger Sub was merged with and into the Company, resulting in the Company becoming a wholly owned subsidiary of AXA. As a result of the Merger, which became effective at 5:00 p.m., New York City time, on Tuesday, January 2, 2001, each publicly held Share was converted into the right to receive 0.295 of an AXA ADS and $35.75 in cash without interest, subject to the exercise of appraisal rights under Delaware law. The Company common stock ceased to be traded on the New York Stock Exchange as of the close of business on Tuesday, January 2, 2001.

    AXA issued 25,804,667 ordinary shares in connection with the Offer and the Merger.

    The Company's stockholders who hold their stock certificates will receive notice in the mail regarding the process to surrender their shares for the merger consideration or exercise their appraisal rights. The Company's stockholders whose shares are held through banks or brokers will receive information about their holdings from those institutions."

ITEM 12. EXHIBITS

    Item 12 is hereby amended and supplemented by adding the following exhibit that is incorporated herein by reference:

(a)(5)(r)   Press release issued by AXA on January 3, 2001.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       SCHEDULE TO AND SCHEDULE 13E-3

                                                       AXA

                                                       By:  /s/ GERARD DE LA MARTINIERE
                                                            -----------------------------------------
                                                            Name: Gerard de La Martiniere
                                                            Title:  Chief Financial Officer

                                                       AXA MERGER CORP.

                                                       By:  /s/ DENIS DUVERNE
                                                            -----------------------------------------
                                                            Name: Denis Duverne
                                                            Title:  President

                                                       SCHEDULE 13E-3

                                                       AXA FINANCIAL, INC.

                                                       By:  /s/ EDWARD D. MILLER
                                                            -----------------------------------------
                                                            Name: Edward D. Miller
                                                            Title:  President and Chief Executive
                                                            Officer

Date: January 3, 2001

                                       3
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                                 EXHIBIT INDEX

     EXHIBIT NO.                                DESCRIPTION
---------------------   ------------------------------------------------------------
            (a)(5)(r)   Press release issued by AXA on January 3, 2001.